UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Squarespace, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

85225A107
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85225A107	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,594,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,594,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,594,808 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

1	Includes 25,390 shares of Class A common stock that were issued upon the settlement of restricted stock units granted to Anton J. Levy, who is an employee of General Atlantic Service Company, L.P. (“GASC”) and director of Squarespace, Inc. and holds the securities solely for the benefit of GASC, which is controlled by the Partnership Committee.

CUSIP No. 85225A107	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON General Atlantic Partners 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON General Atlantic (SQRS II), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 11 of 16

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 20, 2024, as amended by Amendment No. 1 dated September 11, 2024, with respect to the Class A common stock, par value $0.0001 per share (the “Class A common stock”) of Squarespace, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 225 Varick Street, 12th Floor, New York, New York 10014. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Statement. Except as set forth below, all previous Items and disclosures set forth in the Statement remain unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a) The percentages used herein are calculated based upon an aggregate of 96,044,874 shares of Class A common stock outstanding, consisting of (i) 91,086,529 shares of Class A common stock reported by the Company to be outstanding as of September 1, 2024 as reflected in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2024, and (ii) 4,958,345 shares of Class A common stock issuable upon conversion of the Class B common stock, par value $0.0001 per share (“Class B common stock”) held by GA SQRS II.

By virtue of the fact that (i) the GA Funds contributed the capital to fund the purchases, and share beneficial ownership of, the shares of Class A common stock and Class B common stock held of record by GA SQRS II, (ii) GA SPV is the general partner of GA SQRS II, (iii) GA GenPar is the general partner of GAP 100, (iv) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar and the sole member of GA SPV, and (v) the members of the Partnership Committee control the investment decisions of GA LP, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A common stock beneficially owned by GA SQRS II.

Anton J. Levy, an employee of GASC and director of Squarespace, Inc., holds 25,390 shares of Class A common stock that were issued upon the settlement of restricted stock units granted to him and holds the securities solely for the benefit of GASC, which is controlled by the Partnership Committee.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the shares of Class A common stock indicated on row (11) on such Reporting Person’s cover page included herein.

Pursuant to Section 13(d) of the Exchange Act, by virtue of the relationships described in Item 6 and the obligations and rights thereunder, the Reporting Persons may be deemed to be members of a “group” with Accel Leaders 3 L.P. (together with certain of its affiliated funds, “Accel”), Anthony Casalena (the “Founder”), the Casalena Foundation and/or certain of their affiliates. However, each Reporting Person expressly disclaims beneficial ownership of the shares of Class A common stock beneficially owned by Accel, the Founder, the Casalena Foundation or any other reporting person(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Class A common stock that are beneficially owned by Accel, the Founder, the Casalena Foundation or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by Accel, the Founder, the Casalena Foundation or any other reporting person(s).

Based on the Schedule 13D filed by Accel with the SEC on September 18, 2024, Accel beneficially owns 14,514,196 shares of Class A common stock of the Company. Based on an aggregate of 91,086,529 shares of Class A common stock reported to be outstanding as of September 1, 2024 as reflected in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 16, 2024, Accel beneficially owns approximately 15.9% of the outstanding shares of Class A common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. 85225A107	SCHEDULE 13D	Page 12 of 16

Based on the Schedule 13D filed by the Founder and the Casalena Foundation with the SEC on September 11, 2024, the Founder beneficially owns 44,768,355 shares of Class A common stock of the Company and the Casalena Foundation beneficially owns 4,208,674 shares of Class A common stock. Based on an aggregate of (i) 91,086,529 shares of Class A common stock reported to be outstanding as of September 1, 2024 as reflected in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 16, 2024, and (ii) 42,886,410 shares of Class A common stock issuable upon conversion of the Class B common stock held by the Founder and certain of his affiliates, the Founder beneficially owns approximately 33.4% of the outstanding shares of common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i). Based on an aggregate of 91,086,529 shares of Class A common stock reported to be outstanding as of September 1, 2024 as reflected in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 16, 2024, the Casalena Foundation beneficially owns approximately 4.6% of the outstanding shares of Class A common stock.

Accordingly, in the aggregate, the Reporting Persons, Accel, the Founder, the Casalena Foundation and/or certain of their affiliates may be deemed to beneficially own 79,086,033 shares of Class A common stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 56.9% of the total shares of common stock of the Company based on (i) 91,086,529 shares of Class A common stock reported to be outstanding as of September 1, 2024 as reflected in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 16, 2024, and (ii) 47,844,755 shares of Class A common stock issuable upon conversion of the Class B common stock held by the Reporting Persons and the Founder and certain of his affiliates.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following:

On September 16, 2024, GA SQRS II entered into an Amended and Restated Tender and Support Agreement (the “A&R GA Tender and Support Agreement”) with the Company and Parent, pursuant to which GA SQRS II agreed, among other things, (i) to transfer and sell all of its currently held or hereafter acquired shares of common stock of the Company, other than the shares of common stock that will be contributed to a direct or indirect parent company of Parent pursuant to the GA Rollover, as described below (the “Rollover Shares”), to an entity that indirectly owns 100% of the equity interest of Parent for the offer price in the Tender Offer of $46.50 per share, (ii) to vote all shares beneficially owned by it against any action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Tender Offer, the merger (together with the Tender Offer, the “Transactions”) or any of the other transactions contemplated by the Merger Agreement and (iii) to amend and restate the GA Tender and Support Agreement. The A&R GA Tender and Support Agreement also includes certain restrictions on transfer of shares of Class A common stock and Class B common stock held by GA SQRS II. In addition, GA SQRS II agreed to contribute to a direct or indirect parent company of Parent a portion of its holdings of Company common stock in exchange for equity interests in such direct or indirect parent company of Parent that would result in GA SQRS II indirectly owning approximately 8.4% of the Company following the consummation of the merger (the “GA Rollover”). The GA Rollover is conditioned, among other things, on the substantially contemporaneous or prior funding of Accel Leaders 3 L.P. and certain of its affiliated funds (collectively, the “Accel Parties”) of its obligations under its equity commitment letter with Parent and contribution of certain shares of Class A common stock and/or Class B common stock held by certain of the Accel Parties and the Founder (together with the Casalena Foundation and certain related parties, the “Casalena Parties”), as applicable, to a direct or indirect parent company of Parent, in each case in exchange for equity interests in such direct or indirect parent company of Parent that would result in the Accel Parties and the Casalena Parties indirectly owning approximately 9.0% and 33.4%, of the Company, respectively, following the consummation of the Transactions, pursuant to and in accordance with the terms and conditions of the equity commitment letter or tender and support agreements, as applicable, signed by certain of the Accel Parties and the Casalena Parties. In addition, the consent of GA SQRS II is required for (i) any amendments to the respective tender and support agreements signed by certain of the Accel Parties and the Casalena Parties (ii) entry by the Company and Parent into any side agreements with any other parties, and (iii) certain material adverse amendments to the Tender Offer or Merger Agreement. The consent of both certain of the Accel Parties and the Casalena Parties is required for any amendments to the A&R GA Tender and Support Agreement, and each has rights equivalent to clauses (ii) and (iii) of the previous sentence. The information in this paragraph is qualified in its entirety by reference to the A&R GA Tender and Support Agreement, a copy of which is filed as Exhibit 3, and which is incorporated herein by reference.

CUSIP No. 85225A107	SCHEDULE 13D	Page 13 of 16

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 2:	Registration Rights Agreement by and among the Company, GA SQRS II and the other stockholders of the Company listed therein, dated May 10, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report filed on Form 10-K on February 28, 2024) (previously filed).

Exhibit 3:	A&R GA Tender and Support Agreement, dated September 16, 2024 (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Spaceship Group MergerCo, Inc. and Parent on September 16, 2024).

CUSIP No. 85225A107	SCHEDULE 13D	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 18, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 85225A107	SCHEDULE 13D	Page 15 of 16

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 85225A107	SCHEDULE 13D	Page 16 of 16

GENERAL ATLANTIC (SQRS II), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the Partnership Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Martín Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
David C. Hodgson	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States